Exhibit 99.1

1200, 520 - 5th Avenue S.W., Calgary, AB T2P 3R7 Phone: (403) 261-4811 • Fax (403) 261-4818 Website: www.lukeenergy.com
Press Release
Luke Energy Reports First Quarter 2005 Results

For Release May 11, 2005

Calgary, Alberta - Luke Energy Ltd. posted strong operational and financial results for the first quarter of 2005 as a result of a successful drilling program.

Highlights are as follows:

•	Production was up 479% to 1,216 boepd (94% gas) from 210 boepd last year. During the second quarter production has increased to 2,100 boepd (96% gas) with approximately 600 boepd behind pipe.
•	Luke Energy drilled 27 wells resulting in 20 gas wells and seven unsuccessful wells.
•	Oil prices were up 29% to $51.93 Cdn per bbl. Gas prices were up 8% to $6.66 Cdn per Mcf.
•	Cash flow for the quarter was up 408% to $2,536,790 (7¢ per share) versus $498,885 (1¢ per share) last year.
•	Earnings increased 539% to $529,355 (1¢ per share) from $82,863 last year
•	Capital expenditures were $24,028,070, up 120% from $10,914,888 a year ago.
•	The Company ended the quarter with no long-term debt and a modest working capital deficiency of $4,278,575.

Outlook:

•	Luke Energy expects to drill up to10 wells over the balance of the year
•	Average production for the year is forecasted to be 2,080 boepd (97% gas)
•	Cash flow for 2005 is projected to be $17 million (46¢ per share)
•	Earnings for the year are estimated at $3.5 million (10¢ per share)
•	Capital expenditures for the balance of the year are forecasted to be $20 million

Luke Energy is a rapidly growing junior oil and gas company operating in western Canada and listed on the Toronto Stock Exchange under the symbol LKE.

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke’s operations or financial results are included in Luke’s reports on file with Canadian securities regulatory authorities. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Information Contacts:    Harold V. Pedersen, President & CEO or
Carrie McLauchlin, V.P. Finance & CFO
Phone: (403) 261-4811
Website: www.lukeenergy.com

Highlights
(unaudited)	Three Months Ended March 31st
	2005	2004
Operating

Production
Oil - bopd	73	66
Gas - Mcfpd	6,860	865
Total - boepd (6 mcf = 1 bbl)	1,216	210

Product Prices ($Cdn)
Oil - $/bbl	$51.93	$40.38
Gas - $/mcf	$6.66	$6.14

Drilling Activity
Gas wells	20	7
Oil wells	-	-
Dry	7	3
Total wells	27	10
Net wells	25.7	9.5

Undeveloped lands
Net acres	33,984	15,431
Financial ($Cdn)
Gross production revenue	$4,449,524	$724,437
Cash flow [1]	$2,536,790	$498,885
per share - basic & diluted	$0.07	$0.01
Earnings	$529,355	$82,863
per share - basic & diluted	$0.01	$0.00
Weighted average shares outstanding	36,999,156	34,828,949
Shares outstanding	37,002,823	34,828,949
Capital expenditures	$24,028,070	$10,914,888
Working capital (deficiency)	$(4,278,575)	$24,610,235
Long-term debt	$-	$-
Shareholders’ equity	$49,047,326	$43,055,550

1 Cash flow means earnings before future taxes, depletion and depreciation and accretion and stock-based compensation.